

Monday 26 November 2007

TESCO PLC

FRESH & EASY INVESTOR TRIP

Later today and over the following two days, Tesco will host an event for investors and analysts at our fresh&easy business on the West Coast of the United States, which opened its first stores to customers three weeks ago.

Attendees will receive presentations from senior management, including executives from fresh&easy, and will tour a number of stores in the Los Angeles and Las Vegas markets, as well as our distribution and kitchen facility at Riverside, California.

A briefing pack, containing the presentations and other information distributed during the event, will be made available on our website at www.tesco.com/investor.

Our next update to the market will be our third quarter statement, which will be released on 4 December 2007.

For further information:

Investor Relations	Steve Webb	+44 1992 644800
	Chris Griffith	+44 1992 644116
Press	Jonathan Church	+44 1992 644645
	Greg Sage	+44 1992 644887

END